Exhibit 99.1

Origin Agritech Announces Receipt of Acquisition Proposal

BEIJING, May 13, 2014 /PRNewswire/ -- Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated May 12, 2014, from Hunan Xindaxin Company Limited (“Xindaxin”), pursuant to which Xindaxin proposes to acquire the Company (the “Transaction”) for US$2.50 in cash per ordinary share of the Company. Xindaxin is the controlling shareholder of Yuan Longping Hi-Tech Agriculture Co., Ltd., a China-based company listed on the Shenzhen Stock Exchange primarily engaged in the research, production and sale of agricultural products. A copy of the proposal letter is attached hereto as Appendix 1.

The Company’s Board of Directors is reviewing and evaluating Xindaxin’s proposal and cautions the Company’s shareholders and others considering trading in the Company’s securities that the Board of Directors has not yet made any decisions with respect to the proposed Transaction, or the Company’s response to the proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the SEC including its annual report on Form 20-F filed on January 23, 2014. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

Appendix I

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536